RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

25 September 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

BY FAX/COURIER

06017139

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement made by CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) on behalf of the Company dated 21 September 2006, in respect of the Issuance of RM1.1 billion nominal value 2-year convertible notes due 2008 for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

PROCESSED
SEP 28 2006
THOMSON
FINANCIAL

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

RECEIVED
2006 SEP 27 P 12:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dlw 9/27

Form Version 2.0

General Announcement

Reference No MM-060921-62311

Submitting Merchant Bank (if applicable)	:	CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	RESORTS WORLD BHD
* Stock name	:	RESORTS
* Stock code	:	4715
* Contact person	:	CHARMAINE CHEE
* Designation	:	MANAGER

* Type : ● Announcement ○ Reply to query

* Subject :

RESORTS WORLD BHD ("RESORTS WORLD")

Issuance of RM1.1 billion nominal value 2-year convertible notes due 2008 ("Notes")

* **Contents :-**

We refer to the announcement dated 8 September 2006 in relation to the above. On behalf of Resorts World's Board of Directors, we are pleased to announce that the Notes were issued today.

This announcement is dated 21 September 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: